April 13, 2012

VIA EDGAR, E-MAIL AND FACSIMILE to (703) 813-6967

Linda Cvrkel

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549-3561

Re:	Genuine Parts Company
Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012
File No. 001-05690

Dear Ms. Cvrkel:

Reference is made to the Staff’s comments set forth in your letter dated April 3, 2012 to Jerry W. Nix of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which in each case follow the respective comments of the Staff as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1. We note that net sales for the Automotive Group were $6.1 billion in 2011, an increase of 8% from 2010 and you disclose that the improved sales were due to the successful execution of your sales initiatives and the ongoing solid fundamentals in the automotive aftermarket, including the overall aging of the vehicle populations. Please revise to quantify each of the identified underlying cause of material increases or decreases and to ensure that each cause is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, sales initiatives, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. Also, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

Response

The Company will provide an adequate analysis, including quantification of each of the material underlying causes supporting increases or decreases in sales and will note our expectations for future sales in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

2. Please expand your discussion of cost of goods sold and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, marketing costs, personnel, logistics and any other significant components that would enable readers to better understand your business. For example, you state that cost of goods sold increased in 2011 due to certain pricing adjustments implemented in Automotive as well as ongoing competitive pricing pressures in Industrial and Office which more than offset your gross margin initiatives to enhance your pricing strategies, promote and sell higher margin products and minimize material acquisition costs. However, little, if any discussion is given to the specific costs and related amounts which comprise costs of goods sold or SG&A. Such discussion may be helpful to put such changes in proper context. Please revise accordingly.

Response

We will expand our discussion in future filings to identify and quantify the significant cost components that comprise cost of goods sold and SG&A.

Liquidity and Capital Resources, page 20

3. Please revise to disclose an estimate of your expected capital expenditures for the following fiscal year.

Response

The Company will include an estimate of its expected capital expenditures for the following fiscal year in its future filings on Form 10K.

Notes to the Financial Statements

Note 2. Goodwill and Intangible Assets, page F-13

4. We note from your disclosure in Note 9 that you recorded approximately $78,210,000 and $40,247,000 of goodwill and other intangible assets in connection with the 2011 and 2010 acquisitions, respectively and based on the information provided in the table on page F-13, approximately $52,128,000 and $24,292,000 represent additions to identifiable intangible assets for the fiscal year ended December 31, 2011 and 2010, respectively. In this regard, please revise your footnotes to comply with the disclosure requirements of ASC 350-30-50-1. Furthermore, in light of the fact that identifiable intangible assets at December 31, 2011 were $102,155,000, please revise your footnote to include all disclosures required by ASC 350-30-50-2. As part of your next response, please provide us with your planned revised disclosures.

Response

The Company has provided below our planned additions to Note 2, Goodwill and Other Intangible Assets and Note 9, Acquisitions, for future Form 10-K disclosures to comply with the disclosure requirements of ASC 350-30-50-1 and ASC 350-30-50-2 regarding identifiable intangible assets acquired in 2010 and 2011.

Note 2. Goodwill and Other Intangible Assets

The gross carrying amounts and accumulated amortization relating to other intangible assets at December 31, 2011 and 2010 is as follows (in thousands):

	2011			2010
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$100,921	$(26,098)	$74,823	$63,942	$(20,597)	$43,345
Trademarks	26,996	(1,197)	25,799	15,099	(678)	14,421
Non-competition agreements	5,416	(3,883)	1,533	4,778	(3,278)	1,500

	$133,333	$(31,178)	$102,155	$83,819	$(24,553)	$59,266

Estimated other intangible assets amortization expense for the succeeding five years is as follows (in thousands):

2012	$8,180
2013	7,990
2014	7,810
2015	7,750
2016	7,630

$39,360

Note 9. Acquisitions

For the 2011 acquisitions, other intangible assets acquired consisted of customer relationships of $37,378,000, trademarks of $12,100,000, and non-competition agreements of $650,000, with weighted average amortization lives of 15, 40, and 5 years, respectively. For the 2010 acquisitions, other intangible assets acquired consisted of customer relationships of $16,688,000, trademarks of $7,104,000, and non-competition agreements of $500,000, with weighted average amortization lives of 14, 40, and 5 years, respectively.

Note 6. Income Taxes, page F-16

5. Please tell us and revise your filing to disclose in the income statement or a note thereto, the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1) of Regulation S-X.

Response

The Company has previously disclosed domestic and foreign income in Note 11, Segment Data. In the future we will include the following table in Note 6, Income Taxes:

The components of income before income taxes are as follows (in thousands):

	2011	2010	2009
United States	$784,841	$693,580	$605,222
Foreign	105,965	68,203	38,943

Income before income taxes	$890,806	$761,783	$644,165

Note 6. Income Taxes, page F-16

6. We note your disclosure that undistributed earnings of your foreign subsidiaries are considered to be indefinitely reinvested and as such, no US federal and state income taxes have been provided thereon. Please tell us and revise to disclose the dollar amount of undistributed earnings of foreign subsidiaries that is considered to be indefinitely reinvested.

Response

The Company will revise our future filings for Note 6, Income Taxes to disclose the amount of undistributed earnings as follows:

Approximately $291 million of undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested. As such, no U.S federal and state income taxes have been provided thereon, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Note 10. Subsequent Event, page F-25

7. We note from your disclosure that on January 1, 2012 you purchased a 30% investment in Exego for approximately $150 million. We also note your disclosure on page 2 that your return on investment will be accounted for as noncontrolling investment income. Please tell us if you plan to account for your investment in Exego using the equity method of accounting. If not, please explain to us how you intend to account for your investment in Exego and why you believe your method is appropriate.

Response

The Company confirms it is accounting for the investment in Exego under the equity method of accounting. This will be noted in future filings on Form 10-K.

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (770) 612-2048 should you have any questions or require additional information.

Sincerely,

/s/ Jerry W. Nix
Jerry W. Nix
Vice Chairman and
Chief Financial Officer